DAVID R. EARHART

469.320.6041

DEARHART@GRAYREED.COM

May 9, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-4628

Attention:                                         Karl Hiller, Branch Chief

Re:                                   Cubic Energy, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 17, 2014

File No. 333-193298

Amendment No. 2 to Current Report on Form 8-K

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended

December 31, 2013

Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2013

Filed March 17, 2014

File No. 1-34144

Ladies and Gentlemen:

On behalf of Cubic Energy, Inc. (the “Company”), we are responding to the Staff’s comments contained in the Staff’s letter dated April 8, 2014 relating to the referenced filings.  Our responses are set forth below the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-1

General

Comment 1:  We note your reference on page 3 and elsewhere to the opinion from Blackbriar Advisors, LLC, which concluded that the terms of the Tauren Agreement were fair, from a financial perspective.  As you have summarized portions of such entity’s opinion in your filing, you must comply with Securities Act Rule 436 and Item 601(b)(23) of Regulation S-K.  Please file a written consent from Blackbriar Advisors, LLC.

The consent of Blackbriar Advisors, LLC has been filed as requested.

Risk Factors, page 4

Comment 2:  Please expand the disclosure on page 7 relating to your capital requirements for undeveloped properties to address the impact that your VVP may have on your cash flow and your ability to fund the development of these reserves.

The referenced risk factor has been revised to address the impact that the Company’s derivative transactions might have on cash flow and its ability to fund development.  However, the Company has re-evaluated its conclusion that these transactions constitute a VPP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Summary Operating, Reserve and Other Data

Comment 3:  Please expand your disclosure relating to the production volumes presented on pages 38 and 39 to quantify the net volumes delivered to, or sold on behalf of, a third party under the terms of your VPP.

As set forth above, the Company has re-evaluated its conclusion that it is a party to a VPP.  Therefore, the Company believes that this comment is no longer applicable.

Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2013

Business, page 1

Oil and Gas Reserves, page 9

Comment 4:  We note in response to our prior comment 9 in the letter dated February 7, 2014 that the revised disclosure provided on page 9 appears to be an aggregation of the changes attributable to two or more separate clauses; therefore, we re-issue our prior comment 9.  Revise your disclosure to separately describe, on a disaggregated basis, each of the causes of material changes in your proved undeveloped reserves.  In this regard, please refer to the disclosure found elsewhere on pages F-29 and F-30 of the net changes in reserves relating to such separate causes as revisions of previous estimates and extensions/discoveries accompanied by the explanations for such changes provided on page F-31 as an example. Furthermore, please include the changes, if any, relating to the net quantities of reserves converted during the year from proved undeveloped to proved developed to comply with the disclosure requirements in Item 1203(b) of Regulation S-K.

The referenced disclosure has been revised as requested.

Comment 5:  We also note your revised disclosure provided on page 9 relating to the investments and progress made during the year to convert proved undeveloped reserves; however, we re-issue our prior comment 9 addressing this disclosure.  Please expand your disclosure to include the dollar amounts incurred to convert proved undeveloped reserves to proved developed during the year.  Also please reconcile the disclosure on page 9 that “there was no new drilling activity during the fiscal year” with your disclosure on page 7 that Indigo Mineral drilled and completed three wells in which the Company has interests and the disclosure of the drilling results which included three gross productive development wells f or the period ending June 30, 2013 on page 11.

The referenced disclosure has been revised as requested.

Comment 6:  We are unable to identify the revisions made in response to our prior comment 10.  As such, we are re-issuing our prior comment.  Please expand your disclosure to explain your development plans sufficiently to understand how you have complied with Rule 4-10(a)(31)(ii) of Regulation S-X in quantifying our reserves. You should also disclose the information required by Item 1203(d) of Regulation S-K, regarding the extent to which any of your proved undeveloped reserves will not be developed within five years of your initial disclosure of these reserves, including the reasons for any exceptions you believe are accommodated under the aforementioned guidance.

The referenced disclosure has been revised as requested.

Productive Wells and Acreage, page 12

Acreage, page 12

Comment 7:  We note your revised disclosure on page 12 in response to our prior comment 12 states “the only undeveloped leasehold acreage is made up of alternate unit well sites that are part of our future drilling plan and currently have at least one well drilled and completed, so all of our acreage is held-by production.”  We re-issue our prior comment and refer you to the guidance contained in Item 1208(c)(4) of Regulation S-K which states “do not confuse undeveloped acreage with undrilled acreage held by production under the terms of the lease.”  Please revise the disclosure of your undeveloped acreage to conform to the requirements in Item 108(b) of Regulation S-K.

The referenced disclosure has been revised as requested.

Financial Statements

Note J-Oil and Gas Reserves Information (Unaudited), page F-28

Comment 8:  We acknowledge your revised disclosure in response to our prior comment 13; however, we re-issue our prior comment as the revised disclosure provide on pages F-29 and F-30 does not fully comply with the disclosure requirements set forth in FASB ASC paragraph 932-235-50-5.  In this regard, we note that you have not disclosed changes in reserves in total for all product types.  Please refer to the presentation format in the example provided in FASB ASC paragraph 932-235-55-2 and revise your disclosure accordingly.

The referenced disclosure has been revised as requested.

Amendment No. 1 to Form 10-Q for Quarterly Period Ended December 31, 2013

Note B — Acquisition of Properties, page 5

Comment 9:  We note your disclosure regarding a bargain purchase gain recorded in connection with the acquisition of properties from Tauren Exploration, Inc.  Supplementally, explain to us how you considered the accounting requirements in FASB ASC paragraph 805-30-25-4 and the disclosure requirements in FASB ASC paragraph 805-30-50-1.f.2.

The referenced disclosure has been revised as requested.

Note H — Derivative Instruments and Hedging Activity, page 15

Comment 10:  Describe for us the material terms of all the agreements related to VPP transaction, including the hedging agreements the third party entered into with Cubic Asset and Cubic Louisiana.  Additionally, explain the rights and obligations of each party under the agreements.  Address, in reasonable detail, each of the following items:

•                  Indicate the scheduled annual delivery obligations for oil and gas volumes;

•                  Explain how the pricing mechanism for oil operates.  Address circumstances where prices are below $80 per barrel, between $40 and $90 per barrel, and above $90 per barrel;

•                  Explain how the pricing mechanism for gas operates.  Address the significance of the stated prices for gas 2013 and 2014;

•                  Explain whether and, if so, how, the pricing mechanisms can impact the scheduled annual delivery obligation for oil and gas volumes;

•                  Explain the basis for the disclosure that the third party assumed all risks related to the adequacy of the associated reserves to fully recoup the scheduled volumes and all risks associated with product price decreases;

•                  Explain the basis for the disclosure indicating that you are subject to all risks associated with product price increases above the specified call prices; and

•                  Explain how delivery, or sale on behalf of the third party occurs.  For sales on behalf of the third party, explain how the price received by the third party is determined.

As part of your response, include reference to the specific authoritative literature that supports your conclusion that this transaction should be accounted for as a VPP, with proceeds reported as deferred revenue.

As set forth above, the Company has re-evaluated its conclusion that it is a party to a VPP.  The Company revised its accounting treatment of this transaction and amended the presentation and disclosure of this transaction.  Further, the Company has revised Note H — Derivative Instruments and Hedging Activity and deleted Note I — Deferred Revenue from Volumetric Production Payment.

Amendment No. 2 to Form 8-K Filed March 17, 2014

Exhibit 99.3

Note 4 — Supplemental Financial Information for Natural Gas and Oil Producing Activities (Unaudited)

Comment 11:  We reissue our prior comment 16 as you have not presented as of the date of the audited financial information (e.g. December 31, 2012), reserve quantity information and the standardized measure of future net cash flows for the properties acquired.  You may continue to also present this information as of June 30, 2013; however, as previously requested, please include a table that rolls-forward the December 31, 2012 information.

The referenced disclosure has been revised as requested.

Comment 12:  We note you have not filed the third party engineer reserve report for the properties acquired from Gastar as you did not actually obtain it and the report included properties that were not part of the acquisition.  Rather than stating the reserve estimates for the properties acquired from Gastar were prepared by a third party engineering firm, please clarify you prepared the estimates using data previously prepared by the third party.

The referenced disclosure has been revised as requested.

Exhibit 99.4

Comment 13:  We note numerous adjustments have been netted to arrive at the pro forma cash and cash equivalents account balance as of September 30, 2013.  Within the notes to the pro forma financial information, please include a table that details each of these adjustment amounts.

The referenced disclosure has been revised as requested.

Comment 14:  We note in response to our prior comment 22 you now present tables showing the purchase price allocation for each acquisition.  However, the total purchase price amounts do not correspond to the acquisition prices disclosed in your narrative descriptions for these transactions.  For example, you disclose the acquisition price paid to Gastar was $39,118,830; however, the purchase price per your allocation table was $43,837.050.  Please reconcile these differences in the purchase price allocation tables.

The referenced disclosure has been revised as requested.

Comment 15:  In addition, as previously requested, please disclose how you determined the fair value of the net assets acquired for each of these acquisitions.

The referenced disclosure has been revised as requested.

Comment 16:  In your response to prior comment 24 you state you have expanded your disclosure to include pro forma reserves and pro forma standardized measure of future net cash flows that reflect your recent acquisitions of producing assets with proved reserves.  We are unable to locate this information; therefore, we reissue this comment in its entirety.

The referenced disclosure has been revised as requested.

Comment 17:  Please refer to your pro forma adjustment (d) and explain to us why the amortization of loan costs amount for the year ended June 30, 2013 is greater than the pro forma deferred loan costs asset balance of September 30, 2013.

This has been corrected and disclosed in the pro formas and footnotes as requested

Comment 18:  Refer to your pro forma adjustment (p).  To the extent the actual interest rate can vary, please expand your disclosure to specify the interest rate assumed and the effect on income that a 1/8 percent variance would have.

The referenced disclosure has been revised as requested.

If you have any questions or require any additional information with respect to the foregoing, please contact the undersigned at (469) 320-6041.

Sincerely,

/s/ David R. Earhart

David R. Earhart

cc:                    Jenifer Gallagher (Staff)

John Hodgin (Staff)

Karina V. Dorin (Staff)

Laura Nicholson (Staff)

Jon S. Ross (Company)

Scott M. Pinsonnault (Company)